Exhibit 12

J.B. POINDEXTER AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year ended December 31,
	2004	2005	2006	2007	2008
Earnings
Pretax income from continuing operations	14.5	7.7	11.6	2.3	11.6
Add: Fixed charges (see below)	17.0	21.1	21.5	21.3	21.3
Add: Amortization of capitalized interest	—	—	—	—	—
Less: Capitalized interest	—	—	—	(0.6)	(0.4)
	31.5	28.8	33.1	23.0	32.5
Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	14.4	18.5	18.9	18.7	18.5
An estimate of the interest within lease expense	2.6	2.6	2.6	2.6	2.8
	17.0	21.1	21.5	21.3	21.3

Ratio of Earnings to Fixed Charges (A/B)	1.9x	1.4x	1.5x	1.1x	1.5x